April 2, 2015

VIA EDGAR

Re:	Re: TIG Finco plc and TIG Midco Limited
Request to withdraw (i) Application for Qualification of Indenture on Form T-3 filed March 5, 2015, as amended on March 6, 2015 (File No. 022-29008) and (ii) Application for Qualification of Indenture on Form T-3 filed March 5, 2015 (File No. 022-29006) (together, the “Form T-3s”)

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

In accordance with Section 307(a) of the Trust Indenture Act of 1939 and Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), each of the Issuers and the Guarantors (each as defined below) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable thereafter, of the Issuers’ and the Guarantors’ Form T-3s, including all exhibits filed therewith and all amendments thereto. Terms used but not defined herein have the meanings ascribed to them in the Form T-3s.

As foreshadowed in the Form T-3s, the Issuers and the Guarantors will, on the date hereof, consummate the Composite Restructuring, rather than the Senior Secured Restructuring, and accordingly the Issuers and the Guarantors desire to withdraw the Form T-3s, which concern the securities that would have been issued in connection with the Senior Secured Restructuring. The Issuers and the Guarantors confirm that the Form T-3s were not declared effective and no securities have been issued or sold pursuant to the Form T-3s.

Pursuant to the requirements of the Trust Indenture Act of 1939 and the Securities Act, each of the applicants, being TIG Finco plc, a private limited company organized and existing under the laws of England and Wales, and TIG Midco Limited, a private limited company organized and existing under the laws of the Bailiwick of Jersey, as the Issuers, and TIG Midco Limited, a private limited company organized and existing under the laws of the Bailiwick of Jersey, along with Berkeley Alexander Limited, Broker Network Holdings Limited, Capital & County Insurance Brokers Limited, CCV Risk Solutions Limited, Countrywide Insurance Management Limited, Cox Lee & Co Limited, Crawford Davis Insurance Consultants Limited, Cullum Capital Ventures Limited, Eclipse Park Acquisitions Limited, Four Counties Finance Limited, Fusion Insurance Holdings Limited, Fusion Insurance Services Limited, HLI (UK) Limited, Just Insurance Brokers Limited, Managing Agents Reference Assistance Services Limited, Moffatt & Co Limited, Oyster Risk Solutions Limited, Paymentshield Group Holdings Limited, Paymentshield Holdings Limited, Paymentshield Limited, Portishead Insurance Management Limited, Protectagroup Acquisitions Limited, Protectagroup Holdings Limited, Protectagroup Limited, Richard V Wallis & Co Limited, Roundcroft Limited, T F Bell Holdings Limited, T L Risk Solutions Limited, The Broker Network Limited, The T F Bell Group Limited, Three Counties Insurance Brokers Limited, Towergate Insurance Limited, Towergate London Market Limited, Towergate Risk Solutions Limited, Towergate Underwriting Group Limited and Townfrost Limited, all private limited companies organized and existing under the laws of England and Wales, as Guarantors, have duly caused this withdraw request to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the city of London, United Kingdom, on the 2nd day of April, 2015.

TIG Finco plc and TIG Midco Limited, as Issuers, and the Guarantors named above
By:	/s/ Scott Egan
Name: Scott Egan
Title: Director

[Signature Page for TIG Finco plc and TIG Midco Limited Plan B Form T-3s Withdraw Request]